Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference, in the Registration Statement (Form S-8) pertaining to the registration of shares of Global Crossing Limited common stock for the STT Communications Ltd. Share Option Plan 2004, of our report dated March 15, 2005, with respect to the consolidated financial statements and schedule of Global Crossing Limited included in its Annual Report (Form 10-K) for the year ended December 31, 2004, and our report dated April 27, 2005, with respect to Global Crossing Limited management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Global Crossing Limited included in Amendment No. 1 to the 2004 Form 10-K, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

May 25, 2005